One Corporate Center
Rye, NY 10580-1435-1422
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldstein@gabelli.com



GAMCO Asset Management Inc.

February 28, 2011

<u>Via Fax and Overnight Delivery</u>

Corporate Governance and
Nominating Committee
C/o Mr. Donald A. Merril
Chief Financial Officer, Vice President
and Corporate Secretary
Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301

**Re: Notice of Intent to Nominate Directors at the Company's 2011 Annual
Meeting of Shareholders**

Dear Mr. Merril:

GAMCO Asset Management Inc. ("GAMCO") hereby notifies the Governance
Committee of Myers Industries, Inc. ("Myers" or the "Company"), that GAMCO is
recommending Jack Liebau and Robert S. Prather, Jr. for nomination for election as
Directors of Myers at Myers' 2011 Annual Meeting of Shareholders. Biographical
information and consent forms for these nominees are enclosed.

GAMCO currently is the beneficial owner of approximately 3,419,155 shares of the
common stock of Myers, representing 9.68% of the outstanding shares. A copy of the
most recent Schedule 13D amendment filed on behalf of GAMCO is enclosed.

GAMCO strongly supports the nomination of these individuals for election to the Board
of Directors of Myers at Myers' 2011 Annual Meeting of Shareholders. GAMCO
believes that they will provide a change in corporate stewardship to reflect the interests of
the owners/shareholders of Myers.

We are not aware of any business relationships between any of these individuals and Myers, directly or indirectly, and each of these individuals would qualify under NYSE rules as an independent director.

There are no arrangements or understandings between GAMCO and any of these individuals or other persons pursuant to which any of these individuals are being recommended by GAMCO.

None of the individuals currently own shares of the common stock of Myers.

GAMCO and each of the individual nominees agree to make available to the Governance Committee all information reasonably requested in furtherance of the Governance Committee's evaluation of these nominations.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Myers' requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO intends to be present at the Annual Meeting of Shareholders in person or by proxy to nominate these three individuals to serve as directors of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.

By: Peter D. Goldstein
Director of Regulatory Affairs

Enclosures

F. JACK LIEBAU, JR.

301 E Colorado Blvd., Suite 810
Pasadena, CA 91101
(626) 795-5200

PROFESSIONAL EXPERIENCE:

LIEBAU ASSET MANAGEMENT CO., LLC, Pasadena, California.   2003-present

> Founder and President of investment management firm, which manages money for individuals, foundations, and corporations. Responsibilities include portfolio management, research, marketing, serving as Chief Compliance Officer, and all financial and other administrative duties.

PRIMECAP MANAGEMENT COMPANY, Pasadena, California.   1986-2003

> Partner and portfolio manager at PRIMECAP, which manages $60 billion of equities for institutional and mutual fund clients. One of four managers for the Vanguard PRIMECAP and Vanguard Capital Opportunity Funds, both with Morningstar's top five-star ranking. Charged with client recruitment and retention. Responsible for compliance, proxy voting, and other administrative matters.

CAPITAL RESEARCH COMPANY, Los Angeles, California.   1984-1986

> Equity analyst following media and entertainment industries for The Capital Group.

LOS ANGELES TIMES, Los Angeles, California.   Summers 1980, '81, '83

> Reporter for The Times, 1980 and 1981. In 1983, served as Assistant to Publisher Tom Johnson.

THE WHITE HOUSE, Washington, D.C.   June-December, 1982

> Salaried press aide in White House Press Office for Vice President George Bush. Traveled extensively with the Vice President. Responsibilities included conducting press advance and arranging out-of-town press interviews during the mid-term election season.

EDUCATION:

Stanford University, A.B., Economics (with honors).   1985
Phillips Academy, Andover, Massachusetts.   1981

CORPORATE BOARDS:

Herley Industries, NASDAQ-listed defense technology company   2010-present
Media General, NYSE-listed media company (newspapers and TV stations)   2008-09

OTHER:

- Guest Commentator on CNBC, Bloomberg TV/ Radio; quoted extensively in financial press.
- Director and Former Finance Committee Chair, Kidspace Children's Museum (2004-10).
- Director and CFO, Edwin Gregson Foundation.
- Committee Member, California Thoroughbred Backstretch Employees Pension Plan (2002-09)
- Member, Alumni Council, Phillips Academy; Past President, Andover/Abbot Association of Southern California.

Birthdate: September 30, 1963.

ROBERT S. PRATHER, JR.

Age:	64
Address:	4370 Peachtree Road, NE Atlanta, GA 30319
Principal Occupation:	President and Chief Operating Officer – Gray Television, Inc. (since 2002; Executive Vice President, 1996-2002). Chairman of the Board – Southern Community Newspapers, Inc. (since 2005).
Other Directorships:	Gray Television; Georgia World Congress Center; Draper Holdings Business Trust; Enterprise Bank; Swiss Army Brands, Inc.; Gaylord Entertainment Co.; GAMCO Investors, Inc.

February 28, 2011

Corporate Governance and
Nominating Committee
C/o Mr. Donald A. Merril
Chief Financial Officer, Vice President
and Corporate Secretary
Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301

Re: Director Nomination

Dear Mr. Merril:

I understand that GAMCO Asset Management Inc. is nominating me for election to the
Board of Directors of Myers Industries, Inc. ("Myers"). I hereby consent to being named
as a nominee in Myers' proxy statement for its 2011 Annual Meeting of Shareholders,
and to serving as a Director if elected.

I further agree that I will make available to the Governance Committee all information
reasonably requested in furtherance of the Governance Committee's evaluation of my
nomination.

Sincerely,



Jack Liebau

February 28, 2011

Corporate Governance and
Nominating Committee
C/o Mr. Donald A. Merril
Chief Financial Officer, Vice President
and Corporate Secretary
Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301

Re: Director Nomination

Dear Mr. Merril:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Myers Industries, Inc. ("Myers"). I hereby consent to being named as a nominee in Myers' proxy statement for its 2011 Annual Meeting of Shareholders, and to serving as a Director if elected.

I further agree that I will make available to the Governance Committee all information reasonably requested in furtherance of the Governance Committee's evaluation of my nomination.

Sincerely,

Robert S. Prather, Jr.

Most recent Schedule 13D amendment referenced in Exhibit A, filed on January 4, 2011 (complete filing available on EDGAR).